Exhibit 12
Associated Estates Realty Corporation
Calculation of Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings

	For the nine
	months ended	For the years ended December 31,
	9/30/2008	2007	2006	2005	2004	2003
Pretax (loss) income from continuing operations before minority interest expense and equity in net (loss) income of joint ventures	$(8,304)	$(15,915)	$(25,334)	$(15,498)	$(9,969)	$(13,092)
Fixed charges (see below)	29,707	42,670	57,252	44,418	41,824	42,281
Amortization of capitalized interest	323	418	409	409	409	570
Distributed income of equity investees	—	780	318	—	418	13
Capitalized interest	—	—	—	—	—	(29)

Earnings as adjusted	$21,726	$27,953	$32,645	$29,329	$32,682	$29,743

Fixed Charges:
Interest expense and amortization of deferred costs	$29,639	$41,823	$55,821	$43,150	$40,334	$40,759
Capitalized interest	—	—	—	—	—	29
Interest expense included in rent/operating leases (a)	38	71	54	106	128	112
Proportionate share of joint venture fixed charges	30	776	1,377	1,162	1,361	1,381

Total fixed charges	29,707	42,670	57,252	44,418	41,824	42,281
Preferred stock dividends	3,603	4,924	5,046	5,130	5,805	5,484

Combined fixed charges and preferred stock dividends	$33,310	$47,594	$62,298	$49,548	$47,629	$47,765

Ratio of earnings to fixed charges	0.73	0.66	0.57	0.66	0.78	0.70

Ratio of earnings to combined fixed charges and preferred stock dividends	0.65	0.59	0.52	0.59	0.69	0.62

(a)	Interest expense included in rent/operating leases is estimated at 33% of total lease payments, which the Company believes is a reasonable approximation.